Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders

Nuveen Investment Trust V
333-138592, 811-1979

On October 12, 2007, the shareholders of Nuveen
Preferred Securities Fund (the Fund), a series of
Nuveen Investment Trust V, consented and agreed, in lieu of a special meeting of shareholders, to the approval of a new Investment Management
Agreement.



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